SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

VIXEL CORPORATION

(Name of Subject Company (Issuer))

AVIARY ACQUISITION CORP.

a wholly-owned subsidiary of Emulex Corporation
and
EMULEX CORPORATION
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.0015 PER SHARE
(Title of Class of Securities)

928552108
(CUSIP Number of Class of Securities)

Randall G. Wick, Esq.
Vice President and General Counsel
3535 Harbor Blvd.
Costa Mesa, CA 92626
714-662-5600
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

With Copy to:
Gregory C. Smith, Esq.
Celeste E. Greene, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Suite 1100
Palo Alto, California 94301
650-470-4500

CALCULATION OF FILING FEE

Transaction Valuation*: $329,649,410	Amount of Filing Fee**: $26,669

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 24,696,691 shares of common stock of Vixel Corporation at the tender offer price of $10.00 per share of common stock. The transaction value also assumes the purchase of 2,947,651 shares of Series B convertible preferred stock of Vixel Corporation at the tender offer price of $10.00 per share of preferred stock. The transaction value also includes the offer price of $10.00 less $3.75, which is the average exercise price of outstanding options, multiplied by 7,184,688, the estimated number of options outstanding. The transaction value further includes the offer price of $10.00 less $3.50, which is the average exercise price of outstanding warrants, multiplied by 1,277,183, the number of warrants outstanding.

**	The amount of the filing fee, calculated in accordance with rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals .008090% of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $26,669	Form or registration no.: SC TO-T
Filing Party: Emulex Corporation and Aviary Acquisition Corp.	Date Filed: October 15, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on October 15, 2003 by Emulex Corporation, a Delaware corporation (“Emulex”), and Aviary Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Emulex (the “Purchaser”), relating to the third party tender offer by the Purchaser to purchase all issued and outstanding shares of common stock, par value $.0015, of Vixel Corporation, a Delaware corporation (“Vixel”), including the associated preferred stock purchase or other rights issued pursuant to the Rights Agreement, dated as of November 15, 2000, between Vixel and Computershare Trust Company, Inc., as amended from time to time (together, the “Common Stock”), and all issued and outstanding shares of Series B convertible preferred stock, par value $.001 per share, of Vixel (the “Series B Preferred Stock” and, together with the Common Stock, the “Shares” and each share thereof a “Share”), at a purchase price of $10.00 per Share, net to the seller in cash without interest thereon. The terms and conditions of the offer are described in the Offer to Purchase, dated October 15, 2003 (the “Offer to Purchase”), a copy of which is filed as Exhibit (a)(1) to the Schedule TO, and the related Letter of Transmittal, a copy of which is filed as Exhibit (a)(2) to this Amendment (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

ITEM 1.

Item 1 of the Schedule TO is hereby amended and supplemented as follows:

In the section of the Offer to Purchase entitled “Summary Term Sheet,” the fourth bulleted subparagraph of the response to the question “What are the most significant conditions to the Offer” on page 3 is hereby deleted in its entirety and the final paragraph of that response is hereby amended and restated as follows:

The offer is subject to a number of other conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and any comparable provisions under any applicable pre-merger notification laws or regulations of foreign jurisdictions. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired on October 31, 2003, and we do not believe that any antitrust or competition law of countries other than the United States applies to our acquisition of Vixel. Accordingly, this condition to the offer has been satisfied. See Section 15—“Certain Legal Matters— Antitrust” of this Offer to Purchase. We can waive all conditions to the offer except the minimum condition without Vixel’s consent. See Section 14—“Certain Conditions to the Offer.”

In the section of the Offer to Purchase entitled “Summary Term Sheet,” the following is hereby added at the end of the response to the question “Will the tender offer be followed by a merger if all Vixel shares are not tendered in the offer?” on page 4:

Vixel has entered into a purchaser option agreement with Emulex and us that enhances our ability to consummate our merger with Vixel under Delaware law without any action or vote on the part of the board of directors or the stockholders of Vixel. See Section 12—“Purpose of the Offer; Plans for Vixel; Other Matters—Short-Form Merger.” Under the purchaser option agreement, Vixel has granted us an irrevocable option to purchase from Vixel, at the same price we are offering for your shares, newly issued shares of common stock and/or Series B convertible preferred stock of Vixel, in such relative amounts as we decide (subject to the number of Series B convertible preferred stock available for issuance), up to 19.9% in the aggregate of then outstanding shares of common stock and Series B convertible preferred stock on an as-converted basis. Our exercise of this option for common stock is conditioned upon our owning, together with Emulex, at least 90% of the outstanding shares of common stock following such exercise. Our exercise of this option for Series B convertible preferred stock is conditioned upon our owning, together with Emulex, at least 90% of the outstanding shares of Series B convertible preferred stock following such exercise. See Section 13—“The Merger Agreement and Other Agreements—The Purchaser Option Agreement” of this Offer to Purchase.

ITEMS 4 AND 11.

Items 4(a) and 11 of the Schedule TO are hereby amended and supplemented as follows:

In the section of the Offer to Purchase entitled “Introduction,” the following is hereby added to the end of the third full paragraph on page 7:

The waiting period under the HSR Act expired on October 31, 2003, and the Purchaser and Emulex do not believe that any antitrust or competition law of countries other than the United States applies to their acquisition of Vixel. Accordingly, this condition to the Offer has been satisfied.

In Section 1—“Terms of the Offer” of the Offer to Purchase, the final full paragraph on page 9 preceding the bulleted subparagraphs that carry over to page 10 is hereby amended and restated as follows:

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the other conditions set forth in Section 14 – “Certain Conditions to the Offer.” If by 12:00 midnight, New York City time, on Wednesday, November 12, 2003 (or any date or time then set as the Expiration Date) any or all of the conditions to the Offer have not been satisfied or waived (where permitted), the Purchaser, subject to the terms of the merger Agreement and the applicable rules and regulations of the SEC, may:

In Section 2—“Acceptance for Payment and Payment for Shares” of the Offer to Purchase, the penultimate paragraph on page 11 is hereby amended and restated as follows:

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, certificates representing such unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 – “Procedures for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of the Purchaser’s decision not to accept the Shares and such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the expiration or termination of the Offer.

In Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, the following sentence is hereby added following the second sentence of the subsection entitled “Determination of Validity” on page 14:

If, however, the Purchaser waives any condition of the Offer with respect to one tender of Shares, the Purchaser will waive the condition for all other tenders as well.

In Section 14—“Certain Conditions of the Offer” of the Offer to Purchase, the last sentence of the first full paragraph from the top of page 43 is hereby amended and restated as follows:

Furthermore, notwithstanding any other provisions of the Offer, the Purchaser is not required to accept for payment or pay for any validly tendered Shares if, at the scheduled expiration date, any of the following events shall occur and be continuing:

In Section 14—“Certain Conditions of the Offer” of the Offer to Purchase, the third bulleted subparagraph from the top of page 44 is hereby amended and restated as follows:

since the date of the Merger Agreement, any events or changes have occurred which have had, or which are reasonably expected to have or constitute, individually or in the aggregate, a Material Adverse Effect, as defined in Section 13—“The Merger Agreement—Representations and Warranties,” on Vixel;

In Section 14—“Certain Conditions of the Offer” of the Offer to Purchase, the penultimate bulleted subparagraph on page 45 is hereby amended and restated as follows:

the preferred stock purchase or other rights issued pursuant to the Rights Agreement, dated as of November 15, 2000, between Vixel and Computershare Trust Company, Inc., as amended from time to time, have become exercisable; or

In Section 14—“Certain Conditions of the Offer” of the Offer to Purchase, the first full paragraph on page 45 is hereby amended and restated as follows:

The additional condition to the Offer that any applicable waiting periods under the HSR Act and any comparable provisions under any applicable pre-merger notification laws or regulations of foreign jurisdictions will have expired or terminated prior to the termination of the Offer has been satisfied. The waiting period under the HSR Act expired on October 31, 2003 and Emulex and the Purchaser do not believe that any antitrust or competition law of countries other than the United States applies to their acquisition of Vixel. The foregoing conditions are for the sole benefit of Emulex and the Purchaser and, except for the Minimum Condition, may be waived by Emulex or the Purchaser in whole or in part at any time and from time to time and in the sole discretion of Emulex or the Purchaser, subject in each case to the terms of the Merger Agreement. The failure by Emulex or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

ITEMS 5, 8 AND 11.

Items 5(a), 5(b), 8 and 11 of the Schedule TO are hereby amended and supplemented as follows:

In Section 9—“Certain Information Concerning Emulex and the Purchaser” of the Offer to Purchase, the final paragraph of the subsection entitled “Emulex and the Purchaser” on page 21 is hereby amended and restated as follows:

Pursuant to the Stockholders Agreement and the Purchaser Option, Emulex and the Purchaser may be deemed to beneficially own 10,474,133 shares of Common Stock constituting approximately 28.5% of the total outstanding Common Stock on a fully diluted, as converted basis, assuming the conversion of the Series B Preferred Stock subject to the Stockholders Agreement and the exercise of the Purchaser Option. See Section 13 – “The Merger Agreement and Other Agreements.” Except as set forth elsewhere in this Offer to Purchase:

•	except for the shares of Common Stock and Series B Preferred Stock subject to the Stockholders Agreement and Purchaser Option, none of Emulex, the Purchaser or, to the knowledge of Emulex and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, or any associate or majority-owned subsidiary of any of the foregoing, (1) beneficially owns or has a right to acquire any Shares or any other equity securities of Vixel, (2) has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Vixel, or (3) has effected any transaction in the Shares or any other equity securities of Vixel during the past 60 days;

•	there have not been any transactions during the past two years which would be required to be disclosed under the rules and regulations of the SEC between any of Emulex, the Purchaser, any of their respective subsidiaries or, to the knowledge of Emulex and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand and Vixel or any of its executive officers, directors or affiliates, on the other hand; and

•	there have not been any negotiations, transactions or material contacts during the past two years between any of Emulex, the Purchaser, any of their respective subsidiaries or, to the knowledge of Emulex and the Purchaser, any of the persons listed in Schedule I of this Offer to Purchase, on the one hand, and Vixel or its affiliates, on the other hand, concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of securities of Vixel, any election of directors of Vixel, or any sale or other transfer of a material amount of assets of Vixel.

Each of Emulex and the Purchaser disclaims that it is an “affiliate” of Vixel within the meaning of Rule 13e-3 under the Exchange Act.

ITEM 5.

Item 5(b) of the Schedule TO is hereby amended and supplemented as follows:

In Section 11—“Background of the Offer” of the Offer to Purchase, the seventh paragraph from the bottom of page 23 is hereby amended and restated as follows:

On September 11, 2003, Emulex delivered to Vixel an exclusivity agreement and a non-binding term sheet which contemplated a potential offer to purchase, by means of a cash tender offer followed by a merger for all untendered shares, all outstanding shares of Common Stock and Series B Preferred Stock of Vixel at a price of $9.50 per share net in cash. The term sheet also included the proposed terms of the stockholders agreement and the purchaser option agreement. The offer required Vixel to respond no later than 5:00 p.m. on September 12, 2003. After providing the term sheet to Vixel, Messrs. McCluney and Adams spoke by telephone with Mr. Folino and Ms. Mulvany to review it.

From September 11, 2003 through September 18, 2003, representatives of Skadden Arps and Heller Ehrman White & McAuliffe, Vixel’s outside legal counsel, discussed and negotiated the provisions of the exclusivity agreement and the attached proposed non-binding term sheet. Negotiations related to, among other things, the term of the exclusivity agreement, the proposed size and terms of the break-up fee, the conditions to closing the Offer and the Merger, and the terms of the stockholders agreement and purchaser option agreement. These negotiations resulted in, among other things, a shortening of the term of the exclusivity agreement, a reduction of the proposed break-up fee and an elimination or a softening of other conditions to closing and restrictions on Vixel and its board of directors.

In Section 11—“Background of the Offer” of the Offer to Purchase, the fourth paragraph from the bottom of page 23 is hereby amended and restated as follows:

On September 16, 2003, Mr. McCluney telephoned Mr. Folino to request an increase in the then-current offer price. Later that day, Emulex delivered to Vixel an offer to purchase the Shares at $10.00 per Share in the form of a term sheet revised to reflect the proposed $10.00 price and certain other proposed terms negotiated among Messrs. McCluney, Adams and Folino and Ms. Mulvany in addition to an exclusivity agreement.

In Section 11—“Background of the Offer” of the Offer to Purchase, the second paragraph from the bottom of page 23 is hereby amended and restated as follows:

On September 22, 2003, Randall G. Wick, vice president and general counsel of Emulex, and Mr. Adams, together with representatives of Skadden Arps and Cooley Godward LLP, as the separate outside patent litigation counsel for each of Emulex and Vixel, spoke to each other regarding ongoing intellectual property litigation matters involving Vixel. On September 24 and 25, 2003, Messrs. Rockenbach and Wick, Ms. Mulvany, Kirk Roller, Emulex’s president and chief operating officer, Mike Smith, Emulex’s executive vice president of worldwide marketing, Marshall Lee, Emulex’s executive vice president, engineering, Greg Scherer, Emulex’s senior vice president, business development and chief technology officer, Sadie Herrera, Emulex’s executive vice president, human resources/facilities, and Danny Sung, a business development analyst of Emulex, met in Seattle, Washington with Messrs. McCluney, Adams and Runne, Brian Reed, Vixel’s vice president, business and market development, Stuart Berman, Vixel’s chief technology officer, Kelsey Britz, Vixel’s vice president of operations, and Thomas Hughes, Vixel’s vice president of product development, to conduct a due diligence review of the business and operations of Vixel. Representatives of Skadden Arps, Merrill Lynch, Heller Ehrman and Goldman Sachs also participated in this due diligence investigation.

In Section 11—“Background of the Offer” of the Offer to Purchase, the second paragraph from the bottom of page 23 is hereby amended and restated as follows:

On September 23, 2003, Skadden Arps distributed drafts of the definitive agreements relating to the Offer and the Merger, including, among other things, the Merger Agreement, form of stockholders agreement, form of purchaser option agreement and non-competition agreements. Over the course of the next several days that followed, Ms. Mulvany and Messrs. Rockenbach, Wick, McCluney and Adams, together with representatives of Skadden Arps, Heller Ehrman and Goldman Sachs continued to engage in Emulex’s due diligence review of Vixel in meetings and on telephone conferences, and to negotiate the terms of the definitive agreements.

In Section 11—“Background of the Offer” of the Offer to Purchase, the second paragraph from the top of page 24 is hereby amended and restated as follows:

From October 4, 2003 through October 8, 2003, there were numerous discussions between legal counsel to the parties to finalize the language of the definitive agreements. Emulex continued its technical, financial and legal diligence investigation of Vixel’s business and products during this period. Emulex also continued to negotiate the terms of non-competition agreements with certain key employees of Vixel. The terms of the stockholders agreement were further negotiated and a number of provisions were removed, including a forced exercise provision relating to options and warrants. In addition, the identities of proposed parties to the stockholders agreement were further discussed and comments from participating parties were incorporated. The purchaser option was revised as a result of the dual classes of stock (preferred and common) involved so as to coordinate and comply with the Nasdaq rules and regulations. On October 6, 2003, following an update of the then-current open issues relating to the Offer and the Merger and related discussion, the special merger committee of the board of directors of Emulex approved the Merger Agreement, including the Offer and Merger, and the stockholders agreement, and authorized management of Emulex to finalize the definitive documentation.

ITEM 9.

Item 9(a) of the Schedule TO is hereby amended and supplemented as follows:

In Section 16—“Fees and Expenses” of the Offer to Purchase, the second and third paragraphs of that section on page 47 are hereby amended and restated as follows:

Merrill Lynch has acted as financial advisor to Emulex in connection with this transaction and is acting as Dealer Manager in connection with the Offer. Merrill Lynch will receive a fee for its services as financial advisor of $2.1 million if the Offer is consummated, in addition to reimbursement for reasonable out-of-pocket expenses, including for its services as Dealer Manager. If the Merger Agreement is terminated on a basis that would entitle Emulex to the Termination Fee or any other similar fee or payment (including any judgment for damages or amount in settlement of any dispute as a result of such termination), Merrill Lynch will receive an additional fee equal to 15% of all such amounts less Emulex’s out-of-pocket expenses relating to the transaction or collection of the Termination Fee. Emulex has also agreed to indemnify Merrill Lynch against certain liabilities and expenses in connection with its engagement, including certain liabilities under federal securities laws.

Emulex has retained MacKenzie Partners, Inc. on behalf of Purchaser to act as the Information Agent. MacKenzie Partners will receive a fee of $17,500 and reimbursement for reasonable out-of-pocket expenses. Emulex has agreed to indemnify MacKenzie Partners, Inc. against certain liability in connection with its services, including certain liabilities under federal securities laws.

Emulex and the Purchaser have also retained Computershare Trust Company of New York to act as the Depositary in connection with the Offer. Computershare Trust Company of New York will receive a fee of $7,500 plus a $12.00 charge for examining and processing each Letter of Transmittal in addition to various other per item charges ranging from $3.00 to $12.00. The Purchaser has also agreed to reimburse Computershare Trust Company of New York for reasonable out-of-pocket expenses. Emulex and the Purchaser have agreed to indemnify Computershare Trust Company of New York against certain liabilities in connection with their services, including certain liabilities under federal securities laws.

ITEM 11.

Item 11(a) of the Schedule TO is hereby amended and supplemented as follows:

In Section 15—“Certain Legal Matters” of the Offer to Purchase, the second paragraph under the subsection entitled “Antitrust” on page 46 is hereby amended and restated as follows:

The waiting period under the HSR Act with respect to the Offer and the Merger expired at 11:59 p.m., New York City time on October 31, 2003. The expiration of the waiting period under the HSR Act satisfies one condition to the Offer. See Section 14—“Conditions to the Offer.”

In Section 15—“Certain Legal Matters” of the Offer to Purchase, the final paragraph under the subsection entitled “Antitrust” on page 46 is hereby amended and restated as follows:

In addition to the United States, the antitrust and competition laws of other countries may apply to the Offer and the Merger and additional filings and notifications may be required. Emulex and the Purchaser have reviewed whether any such filings are required and do not believe that any antitrust or competition law of countries other than the United States applies to their acquisition of Vixel. Accordingly, this condition to the Offer has been satisfied. See Section 14—“Conditions to the Offer.”

Item 11(b) of the Schedule TO is hereby amended and supplemented as follows:

In Section 8—“Certain Information Concerning Vixel” of the Offer to Purchase, the second paragraph under the subheading “Selected Financial Information” on page 18 is hereby amended and restated as follows:

“Set forth below is certain selected consolidated financial information with respect to Vixel, excerpted or derived from Vixel’s 2002 Annual Report on Form 10-K, as amended, and its earnings release filed as Exhibit 99.1 to the

Current Report on Form 8-K filed by Vixel on October 21, 2003 for the nine months ended September 28, 2003 and September 29, 2002, each as filed with the SEC pursuant to the Exchange Act. More comprehensive financial information is included in such report and in other documents filed by Vixel with the SEC. The following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information (including any related notes) contained therein. Such reports and other documents may be inspected and copies may be obtained from the SEC in the manner set forth below.”

In Section 8—“Certain Information Concerning Vixel” of the Offer to Purchase, the financial information under the heading “2003—2005 Consolidated Income Statements—Highlights” on page 19 is hereby amended and restated as follows:

2003 — 2005 Consolidated Income Statements— Highlights

	Fiscal Year Ended

	Dec. 31,	Dec. 31,	Dec. 31,
	2003	2004	2005

	(in thousands of dollars)
Operating Data:
Total revenue	$25,994	$50,848	$75,000
Gross Margin	12,853	25,424	39,000
Income (loss) from operations	(10,731)	319	11,200

In Section 8—“Certain Information Concerning Vixel” of the Offer to Purchase, the financial information under the heading “Vixel Corporation Selected Consolidated Financial Information” on page 19 is hereby amended and restated as follows:

VIXEL CORPORATION
SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in thousands of dollars, except per share data)

	Fiscal Year Ended:		Nine Months Ended

	Dec. 29, 2002	Dec. 30, 2001	Sept. 28, 2003	Sept. 29, 2002

Operating Data:
Total revenue	$20,606	$21,803	$17,944	$14,544
Loss from operations	(10,439)	(23,524)	(8,037)	(7,765)
Net loss	(9,688)	(21,928)	(7,848)	(7,201)
Net loss per share	(0.40)	(0.93)	(0.41)	(0.30)
Balance Sheet Data (at end of period):
Total assets	27,485	38,765	30,264
Cash and investments	4,347	5,036	22,136
Long-term obligations and noncurrent portion of capital leases	350	184	1,046
Total stockholders’ equity (deficit)	19,508	28,026	18,054

In Section 8—“Certain Information Concerning Vixel” of the Offer to Purchase, the third sentence of the final full paragraph on page 19 is hereby amended and restated as follows:

The projections are unaudited and are incomplete because they present operations in a summary form. Vixel’s independent auditors have not examined, compiled or otherwise audited the projections and accordingly assume no responsibility for them.”

ITEM 12 AND THE EXHIBIT INDEX

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit immediately following Exhibit (a)(12):

          (a)(13) Press Release issued by Emulex Corporation on November 3, 2003

The Letter of Transmittal is hereby amended and re-filed as Exhibit (a)(2) to the Schedule TO.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMULEX CORPORATION

	By:	/s/ Paul F. Folino

Name: Paul F. Folino Title: Chairman of the Board and Chief Executive Officer

AVIARY ACQUISITION CORP.

	By:	/s/ Paul F. Folino

Name: Paul F. Folino Title: President and Chief Executive Officer

Date: November 4, 2003

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)	Offer to Purchase dated October 15, 2003(1)

(a)(2)	Form of Letter of Transmittal

(a)(3)	Form of Notice of Guaranteed Delivery(1)

(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees(1)

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees(1)

(a)(6)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9(1)

(a)(7)	Joint Press Release issued by Emulex and Vixel on October 8, 2003(2)

(a)(8)	Transcript of conference call by Emulex(3)

(a)(9)	Slide presentation by Emulex(2)

(a)(10)	Summary Advertisement published in the Wall Street Journal on October 15, 2003(1)

(a)(11)	Press release issued by Emulex on October 15, 2003(1)

(a)(12)	Complaint, Russell Fink vs. Vixel Corporation, et al., filed on October 9, 2003 in the Superior Court of the State of Washington, County of King(1)

(a)(13)	Press Release issued by Emulex Corporation on November 3, 2003

(b)	Not Applicable

(d)(1)	Agreement and Plan of Merger dated as of October 8, 2003 by and among Emulex, the Purchaser and Vixel(1)

(d)(2)	Stockholders Agreement, dated as of October 8, 2003, by and among Emulex, the Purchaser and certain stockholders of Vixel identified therein(1)

(d)(3)	Purchaser Option, dated as of October 8, 2003, by and among Emulex, the Purchaser and Vixel(1)

(d)(4)	Noncompetition Agreement, dated as of October 8, 2003, by and between Emulex and James M. McCluney(1)

(d)(5)	Noncompetition Agreement, dated as of October 8, 2003, by and between Emulex and Stuart B. Berman(1)

(d)(6)	Noncompetition Agreement, dated as of October 8, 2003, by and between Emulex and Thomas Hughes(1)

(d)(7)	Noncompetition Agreement, dated as of October 8, 2003, by and between Emulex and Soogil Stephen Cho(1)

(d)(8)	Noncompetition Agreement, dated as of October 8, 2003, by and between Emulex and Brian J. Reed(1)

(d)(9)	Confidentiality Agreement, dated September 2, 2003, by and between Emulex and Vixel(1)

(g)	Not Applicable

(h)	Not Applicable

(1) Previously filed as an exhibit to the Schedule TO filed on October 15, 2003 by Emulex Corporation and Aviary Acquisition Corp. with the Securities and Exchange Commission and incorporated herein by reference.

(2) Previously filed on a Schedule TO-C on October 8, 2003 by Emulex Corporation and Aviary Acquisition Corp. with the Securities and Exchange Commission and incorporated herein by reference.

(3) Previously filed on a Schedule TO-C on October 10, 2003 by Emulex Corporation and Aviary Acquisition Corp. with the Securities and Exchange Commission and incorporated herein by reference.